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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of:  April, 2004

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                        7220 Frederick-Banting, Suite 100
                              Saint-Laurent, Quebec
                                     H4S 2A1

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                 Yes [ ]  No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                 Yes [ ]  No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                 Yes [ ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


                                   SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   NEUROCHEM INC.
     April 13, 2004

                                      By:          /s/David Skinner
                                         ---------------------------------------
                                                     David Skinner
                                                 Director, Legal Affairs,
                                         General Counsel and Corporate Secretary


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                                               NEUROCHEM INC.
                                               7220 Frederick-Banting, suite 100
[LOGO (NEUROCHEM)]                             Saint-Laurent, Quebec H4S 2A1
________________________________________________________________________________

             NEUROCHEM INVITED TO PRESENT FINDINGS ON ALZHEIMER DRUG
                            TO SPRINGFIELD CONFERENCE

   SYMPOSIUM HIGHLIGHTS NEUROCHEM'S ALZHEMED(TM) AS ONE OF THE MOST PROMISING
           PRODUCT CANDIDATES FOR THE TREATMENT OF ALZHEIMER'S DISEASE

MONTREAL, APRIL 13 , 2004 - Neurochem Inc. (NASDAQ: NRMX, TSX: NRM) announced today that it has been chosen as one of the five group of researchers and companies that will be highlighted at the 8th International Montreal/Springfield Symposium on Advances in Alzheimer Therapy. This prestigious event is expected to gather more than 600 experts in the etiology and treatment of Alzheimer's Disease (AD). A press conference to announce the event will be held on April 14th at 12h30 in the Matapedia Room of the Fairmont Queen Elizabeth hotel in Montreal.

ABOUT NEUROCHEM'S PRESENTATIONS DURING THE SYMPOSIUM

Dr. Francine Gervais, Ph.D., Neurochem's Vice-President, Research and Development, will present the Company's Glycosaminoglycan (GAG) Mimetic technology platform and explain how it would prevent the formation of amyloid fibrils in the brain. She will also describe how in the three-month randomized Phase II clinical trial, Neurochem's product candidate, Alzhemed(TM), was found to markedly reduce the concentration of amyloid (B) (A(B)) protein in the cerebrospinal fluid of treated patients in a dose-dependent fashion. Dr. Gervais' presentation will be made on Saturday, April 17, 2h10 P.M.

Denis Garceau, Ph.D., Neurochem's Vice-President, Drug Development, Dr. Garceau will describe the design of the Alzhemed(TM) Phase II clinical trial and then review the clinical results in Alzheimer patients after both the three-month randomized trial and up to 16 months of the on-going open-label extension study
(OLES). Dr. Garceau's presentation will be held on Thursday, April 15, 5h30-7h30 P.M.(poster).

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying, oral products addresses critical unmet medical needs. Fibrillex(TM), designated as an orphan drug and as Fast Track Product candidate, is in a Phase II/III clinical trial for the treatment of AA amyloidosis. Alzhemed(TM) and Cerebril(TM) have completed a Phase II clinical trial for the treatment of Alzheimer's disease and for the prevention of hemorrhagic stroke caused by cerebral amyloid angiopathy respectively. For additional information on Neurochem, please visit our website at: (www.neurochem.com).


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All of the statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, are forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown. Some examples of known risks are: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation or otherwise. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, Ph.D.
Vice President, Corporate Communications
lhebert@neurochem.com
---------------------
Tel: (514) 337-4646
Fax: (514) 684-7972